FSP 50 SOUTH TENTH STREET CORP.
                          401 Edgewater Place, Ste 200
                         Wakefield, Massachusetts 01880


August 8, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Elaine Wolff, Legal Branch Chief
Mail Stop 4561

Re:   FSP 50 South Tenth Street Corp.
      Amendment No. 2 to Form 10
      Filed on June 28, 2007
      File No. 0-52551

Dear Ms. Wolff:

      FSP 50 South Tenth Street Corp. ("we" or the "Company") has set forth below a response to the comment on the Company's second amendment to the Registration Statement on Form 10 (the "Registration Statement") provided by you to Mr. George J. Carter in a letter dated July 13, 2007 (the "Letter"). The response is keyed to the numbering of the comment in the Letter and to the heading used in the Letter.

      The Company has responded to the comment in the Letter by making changes to the disclosure set forth in the Registration Statement. Such changes are reflected in Amendment No. 3 to the Registration Statement being filed with the Commission by electronic submission concurrently with this Letter (the "Revised Registration Statement"). The page number referred to in the response below references the applicable page of the Revised Registration Statement. Capitalized terms used in this Letter and not otherwise defined have the respective meanings ascribed to them in the Revised Registration Statement. For your convenience, we are also providing you with a copy of the Revised Registration Statement marked to show the changes made to the Registration Statement.

Comment

1. We reissue comment 1 in part. We note your response that it is not customary for public companies to discuss the consequences of hypothetical transactions that have not been proposed and may never be proposed. However, we further note the following disclosures in the S-4 (333-118748) filed in 2005 for the acquisition by Franklin Street of four REITS:

      "On June 1, 2003, FSP Corp. acquired 13 real estate investment trusts by merger. . . . As a result of these mergers, FSP Corp. now holds all of the assets previously held by these acquired REITs. As part of its growth strategy, FSP. Corp. may make similar acquisitions in the future. The proposed acquisition of the target REITs is part of that strategy." . . . "A significant part of FSP Corp.'s growth strategy is to acquire additional real properties by cash purchase or my acquisition of sponsored REITs. Acquisition of additional real estate by acquiring sponsored REITs

Securities and Exchange Commission
Attn:  Elaine Wolff, Legal Branch Chief
August 8, 2007
Page 2


      is an attractive method of acquisition for FSP Corp. because the familiarity with the real property FSP Corp. gains from acting as asset manager allows FSP Corp. better to evaluate the risks of owning the property than is possible in the normal due diligence performed in typical acquisitions. Accordingly, FSP Corp. has previously engaged in transactions similar to the mergers contemplated by the merger agreement. On June 1, 2003, FSP Corp. acquired 13 sponsored REITs by merger. Prior to the conversion, FSP Corp.'s predecessor, FSP Partnership acquired 17 sponsored partnerships by merger. FSP Corp. subsequently sold two of these properties. In fact, all of the 28 properties FSP Corp. currently owns were acquisitions of sponsored partnerships or sponsored REITs. Although there can be no assurance that FSP Corp. will continue to acquire sponsored REITs in the future, such acquisitions are a part of FSP Corp.'s growth strategy."

      We note your disclosure that FSP is under no obligation to acquire or to offer to acquire the Company. Please revise to balance this disclosure with disclosure regarding the strategy of FSP as disclosed above and to discuss the consequences to investors of a change from an interest in a corporation owning a specified property for a finite period in which a REIT stockholder would receive a distribution upon liquidation to an investment in a real estate company with a portfolio of properties in which the equity owners are expected to recover their investment from the sale of their FSP common stock.

Response

      On Tuesday, July 17, 2007, the undersigned spoke by telephone with David Roberts of the Staff with respect to Comment 1 and our proposed response. Please see the additional disclosure regarding a hypothetical merger transaction on page 2 of the Revised Registration Statement.

      Please telephone the undersigned at (781) 557-1303 or John G. Demeritt at
(781) 557-1341 with any questions or comments concerning this filing.


Very truly yours,

/s/ Scott H. Carter

Scott H. Carter, Esq.

cc:   David Roberts, Esq.
      Ms. Rachel Zablow
      Mr. John G. Demeritt